DRINKER BIDDLE & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

January 30, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Valerie Lithotomos

Re:                             The RBB Fund, Inc. (the “Registrant”) —

Registration Statement on Form N-14 (Registration No. 333-193147)

Dear Ms. Lithotomos:

This letter is in response to comments provided by you on January 23, 2013 on Registrant’s Registration Statement on Form N-14 (the “N-14”) filed with the Commission on December 31, 2013.  Terms not otherwise defined herein will have the same meaning as set forth in the N-14.

1.                                      Comment:  Provide more disclosure on the liabilities of the Acquired Fund being assumed by the Acquiring Fund, in particular any material liabilities.

Response:  Registrant will add disclosure to the Combined Proxy Statement and Prospectus included in the N-14 to the effect that the liabilities being assumed are the typical liabilities incurred in connection with the day-to-day operation of a mutual fund and that the Acquired Fund is not aware of any other outstanding liabilities.

2.                                      Comment:  Please disclose supplementally whether the Acquired Fund and the Acquiring Fund are affiliated.

Response:  The Acquired and the Acquiring Fund are not affiliated.

3.                                      Comment:  Please confirm that SIAM’s agreement to waive fees and reimburse expenses is in writing and will be in effect at least one year from the effective date of the N-14.

Response:  Registrant so confirms.  A copy of the Contractual Fee Waiver Agreement between the Registrant and SIAM will be filed as an exhibit to Pre-Effective Amendment No. 2 to the N-14.

4.                                      Comment:  Please describe any fees for distribution services/expenses currently paid by the Acquired Fund or to be paid by the Acquiring Fund.

Response:  Neither the Acquired Fund nor the Acquiring Fund has adopted a Rule 12b-1 distribution plan and does not pay any fees for distribution services and/or expenses.

5.                                      Comment:  Please enhance the disclosure in the Combined Proxy Statement and Prospectus included in the N-14 as to the tax consequences of the Reorganization to shareholders.

Response:  Registrant believes that there is adequate disclosure in the Combined Proxy Statement and Prospectus concerning the tax consequences of the Reorganization.  See page 10 of the Combined Proxy Statement and Prospectus included in the N-14.  However, Registrant will clarify that disclosure to read as follows:

Tax Consequences

As a condition of the Reorganization, the Trust and RBB will receive an opinion from RBB’s counsel, Drinker Biddle & Reath LLP, that the Reorganization will qualify as a tax-free reorganization as defined in Section 368(a)(1)(F) of the Internal Revenue Code.  Therefore, neither the Acquired Fund, the Acquiring Fund, nor their shareholders will recognize any income, gain or loss for federal income tax purposes as a result of the Reorganization.  In addition, the tax basis of, and the holding period for, the Acquiring Fund’s shares received by each shareholder of the Acquired Fund in the Reorganization will be the same as the tax basis of, and the holding period for, the Acquired Fund’s shares exchanged by such shareholder in the Reorganization.  The Reorganization is not expected to have any state tax impacts on shareholders either.

6.                                      Comment:  Please provide December 31, 2013 performance information for the Acquired Fund.

Response: Requested change will be made in the Combined Proxy Statement and Prospectus included in the N-14.

7.                                      Comment:  Please highlight any differences in the investment policies of the Acquired Fund and the Acquiring Fund.

Response: The investment policies, including the fundamental investment restrictions, of the Acquired Fund are identical to those of the Acquiring Fund.  Disclosure to this effect will be added to the Combined Proxy Statement and Prospectus included in the N-14.

8.                                      Comment:  Please confirm that Registrant’s Board of Directors has considered the proposed Reorganization and that it is in the best interest of shareholders of the Acquiring Fund.

Response:  At meetings held on November 21, 2013 and December 19, 2013, the Board of Directors of Registrant considered the Reorganization and found that participation in the Reorganization is in the best interest of the Acquiring Fund and that the interests of shareholders of the Acquiring Fund will not be diluted as a result of the Reorganizaton.  Disclosure to this effect will be added to the Combined Proxy Statement and Prospectus included in the N-14.

9.                                      Comment:  Please confirm that the Acquiring Fund does not currently have any shareholders.

Response:  Registrant confirms that the Acquiring Fund does not currently have any shareholders.

10.                               Comment:  In the table in the SAI concerning Trustees and Officers of the Acquiring Fund, please limit information on Other Directorships to those directorships held during the last 5 years.

Response:  Requested change will be made.

We trust that the foregoing adequately responds to your comments.  Please feel free to contact the undersigned by telephone at (215) 988-1137 or by e-mail at maryjo.reilly@dbr.com with any comments or questions.

Sincerely yours,

/s/ Mary Jo Reilly
Mary Jo Reilly

MJR/pjp

cc: Mr. David Lebisky